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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                             TCI INTERNATIONAL, INC.
                             -----------------------
                                (name of issuer)

                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                  872293-10-5
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

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1         NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF
          ABOVE PERSON:
               John W. Ballard II Trustee under Agreement dated July 22, 1981
            The Ballard Living Trust           94-6523387
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [    ]
                                                                     (b)  [    ]
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3         SEC USE ONLY
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4         CITIZENSHIP OR PLACE OF ORGANIZATION:                       California

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     12/31/00          5  SOLE VOTING POWER (See disclaimer in Item 4)   304,913
    NUMBER OF          ---------------------------------------------------------
      SHARES           6  SHARED VOTING POWER
   BENEFICIALLY        ---------------------------------------------------------
  OWNED BY EACH        7  SOLE DISPOSITIVE POWER                         304,913
    REPORTING          ---------------------------------------------------------
   PERSON WITH         8  SHARED DISPOSITIVE POWER
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   304,913
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10        CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    ______
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   8.8%
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12        TYPE OF REPORTING PERSON                                           OO
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Item 1(a): Name of Issuer:                    TCI International,Inc.
Item 1(b): Address of Issuer's Principal
Executive Offices:
                                              47300 Kato Road, Fremont, CA 94538

Item 2(a): Name of Person Filing:             John W. Ballard, Trustee
Item 2(b): Address of Principal Business
Office:                                       47300 Kato Road, Fremont, CA 94538

Item 2(c): Citizenship:                       USA
Item 2(d): CUSIP Number                       872293-10-5
Item 3: Type of Reporting Person:             N/A

Item 4: Ownership                             The information in Items 5-11 on
                                              the cover page is incorporated by
                                              reference. Amount shown as
                                              Beneficially Owned 304,913

Item 5: Ownership of Five Percent or Less
of a Class:                                   N/A

Item 6: Ownership of More than Five Percent
on Behalf of Another Person:                  N/A

Item 7: Identification and Classification
of the Subsidiary which Acquired the
Security Being Reported on by the Parent
Holding Company:                              N/A

Item 8: Identification and Classification
of Members of the Group:                      N/A

Item 9: Notice of Dissolution of Group:       N/A

Item 10: Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 14, 2000

Signature:                 /s/ John W. Ballard, II
Name and Title:            John W. Ballard II Trustree under Agreement dated
                           July 22, 1981
                           The Ballard Living Trust